January 7, 2011

By EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Google Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed on February 12, 2010 (“2009 10-K”)
File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 29, 2010, relating to the above referenced filing.

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Google’s response.

Unless otherwise noted, where prior comments are referred to they refer to the Staff’s letter dated December 2, 2010, and where our response to prior comments are referred to they refer to our letter to the Staff dated December 13, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

1.	We acknowledge your response to prior comment No. 1, however, we continue to believe that you should consider providing enhanced disclosures to explain in greater detail the relationship between the foreign operating pre-tax income and your effective tax rates. Further, such disclosures seem more relevant due to the recent uncertainty associated with the economic conditions and events in Ireland and Europe. You should provide an analysis of possible outcomes or implications on your operations including your effective tax rates as the various jurisdictions address such conditions and events. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. In addition, consider providing disclosures to separately discuss the changes in the amount of your pretax earnings reported from foreign operations as compared to domestic operations.

United States Securities and Exchange Commission

January 7, 2011

We advise the Staff that the relationship between our foreign pre-tax earnings and our effective tax rates can be determined through our disclosure on page 92 (under Note 14 of our Notes to Consolidated Financial Statements) of the 2009 10-K. Specifically, because we provide our foreign provision for income taxes and foreign pre-tax earnings, one can determine that our foreign effective tax rate is lower than our domestic rate. Accordingly, one could then conclude that as foreign pre-tax earnings as a percentage of the total increase or decrease, our overall effective tax rate will decrease or increase (assuming everything else being constant). This relationship is noted on pages 48 and 54 (under Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations) of the 2009 10-K, “Our effective tax rate could fluctuate significantly on a quarterly basis and could be adversely affected to the extent earnings are lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates. . . .”

If, for instance, a change to a statutory tax rate was determined to be imminent and the impact to our results of operations or financial condition was expected to be material, then we would disclose the expected effect of that change.

In addition, as we noted in our response to prior comment No. 4, in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will separately disclose the amounts of our pre-tax earnings reported from both foreign and domestic operations.

Liquidity and Capital Resources, page 50

2.	We note your response to prior comment No. 2 and continue to believe that you should consider providing enhanced liquidity to disclose the amount of investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation.

In response to the Staff’s comment, in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will disclose under Liquidity and Capital Resources the amount of investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries, as follows:

“As of December 31, 2010, the amount of cash and short-term investments held by foreign subsidiaries was $xx billion. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.”

United States Securities and Exchange Commission

January 7, 2011

3.	We note your response to prior comment No. 3 and continue to review your response. After reviewing this information, we may raise additional comments.

We acknowledge the Staff’s comment.

Consolidated Financial Statements

Note 14. Income Taxes, page 92

4.	Please confirm whether the foreign rate differential only contains the items indicated in your response to prior comment No. 4. If your foreign rate differential contains other items, please identify the nature of those items for each year presented.

We confirm that the foreign rate differential only contains the items indicated in our response to prior comment No. 5.

* * * * *

United States Securities and Exchange Commission

January 7, 2011

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (tel: (650) 253-5703). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: (650) 240-3928 and (650) 469-0208). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/S/ MARK FUCHS
Mark Fuchs
Vice President, Finance and
Chief Accountant

cc:	Patrick Pichette
David Drummond
Kent Walker
Donald Harrison
Katherine Stephens